                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Media Arts Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58439 C 10 2
                          ---------------------------
                                 (CUSIP Number)

      Sue Edstrom   521 Charcot Ave.   San Jose, CA 95131   (408) 922-1577
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 31, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 58439 C 10 2                                     Page 1 of -- Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        KENNETH E. RAASCH
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Trust formed under California law
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   15,000
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0
  PERSON
   WITH        -----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   15,000

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,000 (individually)   3,851,875 (as a group)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.3% (as a group)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2                                        Page 2 of -- Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Linda L. Raasch
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   165,517
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0
  PERSON
   WITH        -----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   165,517

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        165,517 (individually); 3,851,875 (as a group)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.3% (as a group)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2                                        Page 3 of -- Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Raasch Family Trust, U.D.T. May 19, 1993
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Trust formed under California law
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   3,671,358
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0
  PERSON
   WITH        -----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   3,671,358

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,671,358 (in trust); 3,851,875 (as a group)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.3% (as a group)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        OO-Trust
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

This Amendment No. 5 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed December 9, 1996 and all amendments therto (the "Schedule 13D"), relating to the common stock, par value $0.01 per share, of Media Arts Group, Inc., a Delaware corporation.


ITEM 1:     Security and Issuer.

            Item 1 to Schedule 13D is hereby amended and restated in its entirety as follows:

            This statement relates to shares of Common Stock par value $0.01 per share, of Media Arts Group, Inc., a Delaware corporation (the "Issuer"). The address of Issuer's principal executive offices is 521 Charcot Ave., San Jose, California 95131.

ITEM 2:     Identity and Background.

            Item 2 to Schedule 13D is hereby amended and restated in its entirety as follows:

        (a) The names of the persons filing are Kenneth E. Raasch, Linda
            L. Raasch and Raasch Family Trust, U.D.T. May 19, 1993 (collectively the "Reporting Persons")

        (b) The address of the principal business office of each Reporting Person is 521 Charcot Avenue, San Jose, California 95131.

        (c) Kenneth E. Raasch is the President, Chief Executive Officer and Chairman of the Board of Issuer. Linda L. Raasch is a homemaker and the spouse of Kenneth E. Raasch. The Raasch Family Trust was established under California law and its trustees and beneficiaries are Kenneth E. Raasch and Linda L. Raasch.

        (d) None of the Reporting Persons has been convicted in any criminal proceedings during the past five years.

        (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years.

        (f) Kenneth E. Raasch and Linda L. Raasch are United States citizens. The Raasch Family Trust is established under California Law.

ITEM 3:     Source and Amount of Funds and Other Consideration.

            Item 3 to Schedule 13D is hereby amended, in pertinent part, as follows:

            In consideration for receipt of 24,500 shares of the Issuer's Common Stock from Hyprom, S.A., Kenneth E. Raasch transferred to Hyprom, S.A., a promissory note held beneficially by him issued by Dennis McCarthy on January 3, 1993, in original aggregate principal amount of $110,250 bearing interest at a rate of 6% per annum. Upon consummation of the transfer to him of the 24,500 shares from Hyprom, S.A., Kenneth E. Raasch placed all of such shares in the Raasch Family Trust.

ITEM 4:     Purpose of Transaction.

            Item 4 to Schedule 13D is hereby amended, in pertinent part, as follows:

            The transactions described in Item 3 were consummated for investment purposes. The terms and provisions of the Promissory Note Assignment and Stock Transfer Agreement effecting the transactions described therein (a copy of which is attached as Exhibit 2 hereto) are hereby incorporated by reference into this Item 4.

ITEM 5:     Interest in Securities of Issuer.

            Item 5 to Schedule 13D is hereby amended and restated in its entirety as follows:

        (a) The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by Kenneth E. Raasch is 15,000, which represents 0.0% of the shares of Issuer's Common
            Stock outstanding.

            The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by Linda L. Raasch is 165,517, which represents 0.01% of the shares of Issuer's Common Stock outstanding.

            The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by the Raasch Family Trust is 3,671,358, which represents 33.3% of the shares of Issuer's Common Stock outstanding.

            The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by the Reporting Persons as a group is $3,851,875, which represents 34.3% of the sahres of Issuer's Common Stock outstanding.

        (b) Kenneth E. Raasch has:

            15,000 shares as to which he has sole power to vote or to direct the vote, 0 shares as to which he has shared power to vote or to direct the vote, 15,000 share as to which he has sole power to dispose or to direct the disposition, and 0 shares as to which he has shared power to dispose or to direct the disposition.

            Linda L. Raasch has:

            165,517 shares as to which she has sole power to vote or to direct the vote, 0 shares as to which she has shared power to vote or to direct the vote, 165,517 share as to which she has sole power to dispose or to direct the disposition, and 0 shares as to which she has shared power to dispose or to direct the disposition.

            Raasch Family Trust, U.D.T. May 19, 1993 has:

            3,671,358 shares as to which it has sole power to vote or to direct the vote, 0 shares as to which it has shared power to vote or to direct the vote, 3,671,358 share as to which it has sole power to dispose or to direct the disposition, and 0 shares as to which it has shared power to dispose or to direct the disposition.

        (c) As more fully described in Amendment No. 4 to Schedule 13D filed on behalf of the Reporting Persons on March 5, 1997, in consideration for receipt of 24,500 shares of the Issuer's Common Stock from Robert Wallace, on March 4, 1997, Kenneth E. Raasch deemed satisfied and cancelled a promissory note held beneficially by him issued by Robert Wallace on January 3, 1993, in original aggregate principal amount of $134,750 bearing interest at a rate of 6% per annum. Upon consummation of the transfer to him of the 24,500 shares from Mr. Wallace, Kenneth E. Raasch placed all of such shares in the Raasch Family Trust.

        (d) Not applicable

        (e) Not applicable


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 to Schedule 13D is hereby amended, in pertinent part, as follows:

            The information set forth in Item 3, Item 4 and Item 5 above and the Promissory Note Assignment and Stock Transfer Agreement (a copy of which is attached as Exhibit 2 hereto) are incorporated by reference into this Item 6. Kenneth E. Raasch and Linda L. Raasch are married and residents of the State of California, which is a community property state. They are each trustees and beneficiaries of the Raasch Family Trust.

ITEM 7:     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1. Joint Filing Agreement dated the 9th day of December, 1996 by and among Kenneth S. Raasch, Linda L. Raasch and the Raasch Family Trust, U.D.T. May 19, 1993, which was filed as Exhibit 1 to
            Schedule 13D filed on December 9, 1996 and is incorporated herein by reference.

            Exhibit 2. Promissory Note Assignment and Stock Transfer Agreement entered into as of March 31, 1997, by and among Hyprom, S.A., Kenneth E. Raasch and Thomas Kinkade.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 1, 1997




/s/ Kenneth E. Raasch
------------------------------------------
Kenneth E. Raasch



/s/ Linda L. Raasch
------------------------------------------
Linda L. Raasch



/s/  Kenneth E. Raasch and Linda L. Raasch,
     as trustees of Raasch Family Trust
------------------------------------------
Raasch Family Trust, U.D.T. May 19, 1993


                                 EXHIBIT INDEX

Exhibit
  No.                                Document

   1 Joint Filing Agreement dated December 9, 1996 by and among Kenneth E. Raasch, Linda L. Raasch and the Raasch Family Trust, U.D.T. May 19, 1993, which was filed as Exhibit 1 to Schedule 13D filed on December 9, 1996 and is incorporated herein by reference.

   2 Promissory Note Assignment and Stock Transfer Agreement entered into as of March 31, 1997 by and among Hyprom, S.A., Kenneth E. Raasch and Thomas Kinkade.

                                                                     EXHIBIT 2




                           PROMISSORY NOTE ASSIGNMENT
                                      AND
                            STOCK TRANSFER AGREEMENT

         This Stock Transfer Agreement (the "Agreement") is entered into as of March 31, 1997 by and among Hyprom S.A. ("Hyprom"), Kenneth E. Raasch, an individual ("Raasch"), and Thomas Kinkade, an individual ("Kinkade" and, together with Raasch, the "Stock Transferees").

                                    RECITALS

         A. WHEREAS, Hyprom desires to transfer to Raasch 24,500 shares of common stock, $.01 par value (the "Raasch Shares"), of Media Arts Group, Inc., a Delaware corporation (the "Company") beneficially held by Hyprom;

         B. WHEREAS, Raasch beneficially holds a promissory note issued by Dennis McCarthy ("McCarthy") on January 3, 1993, in original aggregate principal amount of $110,250 bearing interest at a rate of 6% per annum (the "Raasch Note") which, in consideration for receipt of the Raasch Shares, Raasch desires to transfer to Hyprom, as more fully provided herein.

         C. WHEREAS, Hyprom desires to transfer to Kinkade 24,500 shares of common stock, $.01 par value (the "Kinkade Shares" and, together with the Raasch Shares, the "Shares"), of the Company beneficially held by Hyprom;

         D. WHEREAS, Kinkade beneficially holds a promissory note issued by McCarthy on January 3, 1993, in original aggregate principal amount of $110,250 bearing interest at a rate of 6% per annum (the "Kinkade Note" and, together with the Raasch Note, the "Notes") which, in consideration for receipt of the Kinkade Shares, Kinkade desires to transfer to Hyprom, as more fully provided herein.

                                   AGREEMENT

                 NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

         1. Transfer of Raasch Shares. Effective as of the date hereof, Hyprom hereby conveys, transfers, assigns and delivers to Raasch, and Raasch hereby acquires, the Raasch Shares, free and clear of all Encumbrances (as defined in Section 5.2(a) below).

         2. Transfer of Raasch Note. Effective as of the date hereof, Raasch hereby conveys, transfers and assigns all of his rights in the Raasch Note and delivers the Raasch Note to Hyprom, and Hyprom hereby acquires the Raasch Note, free and clear of all Encumbrances.

         3. Transfer of Kinkade Shares. Effective as of the date hereof, Hyprom hereby conveys, transfers, assigns and delivers to Kinkade, and Kinkade hereby acquires, the Kinkade Shares, free and clear of all Encumbrances.

         4. Transfer of Kinkade Note. Effective as of the date hereof, Raasch hereby conveys, transfers and assigns all of his rights in the Kinkade Note and delivers the Kinkade Note to Hyprom, and Hyprom hereby acquires the Kinkade Note, free and clear of all Encumbrances.

         5.      Closing.

                 5.1 Location and Time of Closing. The closing of the transactions contemplated herein (the "Closing") shall be held concurrently upon execution of this Agreement at the offices of Latham & Watkins, 505 Montgomery Street, Suite 1900, San Francisco, California.

                 5.2 Documents to be Delivered. To effect the transfers described in Sections 1 through 4, respectively, the parties hereto shall deliver the following concurrently upon execution of this Agreement:

                          (a)     Hyprom shall surrender to the Company its
stock certificate(s) evidencing the Shares, free and clear of any claim, lien, pledge, option, charge, easement, security interest, right-of-way, encumbrance or other rights of third parties ("Encumbrances"), accompanied by stock powers duly executed in blank, and Hyprom shall instruct the Company to issue to Raasch a stock certificate evidencing the Raasch Shares, free and clear of any Encumbrance whatsoever, and to Kinkade a stock certificate evidencing the Kinkade Shares, free and clear of any Encumbrance whatsoever.

                          (b)     Raasch shall deliver to Hyprom his original
execution copy of the Raasch Note, duly endorsed in blank for transfer.

                          (c)     Kinkade shall deliver to Hyprom his original
execution copy of the Kinkade Note, duly endorsed in blank for transfer.

                          (d)     All instruments and documents executed and
delivered pursuant hereto shall be in a form and substance, and shall be executed in a manner, reasonably satisfactory to each party hereto.

         6. Representations, Warranties, Covenants, and Acknowledgments of Stock Transferees. Each of the Stock Transferees, severally and not jointly, hereby represents, warrants, covenants, acknowledges and agrees that:

                 6.1 Investment. He is acquiring the Shares transferred to him hereunder for his own account, and not for the account of any other person. He is acquiring the Shares transferred to him hereunder for investment and not with a view to distribution or resale thereof except in compliance with applicable laws regulating securities.

                 6.2 Relation to Company. He is in a capacity such that he has become personally familiar with the business, affairs, financial condition, and results of operations of the Company.

                 6.3 Access to Information. He has had the opportunity to ask questions of, and to receive answers from, appropriate executive officers of the Company with respect to the terms and conditions of the transactions contemplated hereby and with respect to the business, affairs, financial condition, and results of operations of the Company. He has had access to such financial and other information as is necessary in order for him to make a fully-informed decision as to investment in the Company by way of acquisition of the Shares transferred to him hereunder, and has had the opportunity to obtain any additional information necessary to verify any of such information.

                 6.4 Business Experience. As a result of his relationship with the Company, study of the information provided by the Company and his general business experience and experience in financial matters, he is capable of evaluating the merits and risks of his investment in the Company evidenced by the acquisition of the Shares transferred to him hereunder.

                 6.5 Speculative Investment. His investment in the Company represented by the Shares transferred to him hereunder is speculative in nature and is subject to a risk of loss in whole or in part. The amount of such investment is within his risk capital means and is not so great in relation to his total financial resources as would jeopardize the personal financial needs of him or his family in the event such investment were lost in whole or in part.

                 6.6 Registration. He may bear the economic risk of investment for an indefinite period of time because the sale to him of the Shares transferred to him hereunder has not been registered under the Securities Act of 1933 (the "Act") and he cannot transfer, sell, distribute, assign, pledge, hypothecate or otherwise dispose of ("Transfer") the Shares transferred to him hereunder unless such Transfer is registered under the Act or an exemption from such registration is available.

                 6.7 No Assignment. Neither Raasch nor Kinkade has transferred to any person or entity any claim, demand, debt, liability, account, obligation or cause of action represented by, or arising out of, the Raasch Note or the Kinkade Note, respectively.

         7.      Hyprom's Representations and Warranties.

                 7.1 Valid Title. Hyprom represents and warrants to each of the Stock Transferees that Hyprom has good and valid title to the Shares, free and clear of any Encumbrance whatsoever. The Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

                 7.2 Investment. Hyprom is acquiring the Notes for its own account, and not for the account of any other person. Hyprom is acquiring the Notes for investment and not with a view to distribution or resale thereof except in compliance with applicable laws regulating securities.

                 7.3 Relation to McCarthy. Certain of Hyprom's officers have become familiar with the financial condition and business affairs of McCarthy.

                 7.4 Access to Information. Hyprom has had the opportunity to ask questions of, and to receive answers from, McCarthy with respect to his financial condition and business affairs. Hyprom has had access to such financial and other information as is necessary in order to make a fully-informed decision as to acquisition of the Notes, and has had the opportunity to obtain any additional information necessary to verify any of such information.

                 7.5 Business Experience. As a result of Hyprom's business relationship with McCarthy, study of any information provided by McCarthy and Hyprom's general business experience and experience in financial matters, Hyprom is capable of evaluating the merits and risks of its investment evidenced by the acquisition of the Notes.

                 7.6 Speculative Investment. Hyprom's investment represented by the Notes is speculative in nature and is subject to a risk of loss in whole or in part. The amount of such investment is within Hyprom's capital means and is not so great in relation to its total financial resources as would jeopardize the financial condition of Hyprom in the event such investment was lost in whole or in part.

         8.      Miscellaneous.

                 8.1 Survival of Representations and Warranties. The representations and warranties contained in Sections 6 and 7 shall survive the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

                 8.2 Entire Agreement, No Reliance on Representations. This Agreement constitutes the entire agreement and understanding concerning the subject matter herein and supersedes and replaces any prior negotiations and agreements between the parties hereto, or any of them, whether written or oral. Each of the parties hereto acknowledges that no other party or agent or attorney of any other party has made any promise, representation, or warranty whatsoever, express or implied, not contained herein, concerning the subject matter hereof, to induce the other party to execute this Agreement, and each party hereto acknowledges that he has not executed this Agreement in reliance upon any such promise, representation, or warranty not contained herein.

                 8.3 Binding Effect. Subject to the limitations set forth in this Agreement, this Agreement shall be binding upon, and inure to the benefit of, the executors, administrators, heirs, legal representatives, successors and assigns of the parties hereto.

                 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and wholly to be performed within the State of California.

                 8.5 Notices. Any notice, request, instruction or other document to be given hereunder shall be in writing and delivered in person or by courier, or by facsimile transmission or mailed by certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date of such receipt is acknowledged), as follows:

                          Hyprom:          Hyprom S.A.
                                           Chemin Neuf 16
                                           1028 Preverenges
                                           Lausanne, Switzerland
                                           Facsimile: (011) 021 801 9223

                          Raasch:          Kenneth E. Raasch
                                           521 Charcot Avenue
                                           San Jose, California 95131
                                           Facsimile:  (408) 324-2034

                          Kinkade:         Thomas Kinkade
                                           521 Charcot Avenue
                                           San Jose, California 95131
                                           Facsimile:  (408) 324-2034

                 8.6 Amendments. This Agreement may be amended only by a written instrument signed by the parties hereto.

                 8.7 Fees. Each party hereto shall be responsible for its own expenses, including, without limitation, fees and expenses of legal counsel, incurred in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

                 8.8 Counterparts. This Agreement may be executed in counterparts, and each such counterpart for all purposes shall be deemed an original and all such counterparts together shall constitute but one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                               By:      HYPROM S.A.

                                        /s/ Hyprom, S.A.
                                        ----------------------------------
                                        Title:


                               By:      /s/ Kenneth E. Raasch
                                        ----------------------------------


                               By:      /s/ Thomas Kinkade
                                        ----------------------------------